Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

17th March 2008

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance [redacted]
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

08001539

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
<u>Share Transactions of Persons Discharging Managerial Responsibilities</u>

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notifications have been made to the FSA on behalf of JMH of the following share transactions in JMH of its Persons Discharging Managerial Responsibilities:-

Name of Person Discharging Managerial Responsibilities	Nature of Transaction	Date of Transaction	No. of Shares involved	Price Per Share
Mark Spencer Greenberg	Grant of Options	17/03/2008	+100,000 (options)	US$27.308
Y K Pang	Acquisition of ordinary shares as a result of exercise of options	17/03/2008	+20,000	US$5.775

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

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